SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________
FORM 11-K
_________________________

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-8529
________________________
The Western Asset Management
401(k) Plan
385 East Colorado Blvd.
Pasadena, CA 91101
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.
Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder.

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Financial Statements
Together with Report of
Independent Registered Public Accounting Firm
As of December 31, 2016 and 2015 and
For the Year Ended December 31, 2016

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to the Financial Statements	5-11
Supplemental Schedule*
Schedule of Assets (Held at End of Year)	13
* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of
The Western Asset Management 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Western Asset Management 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Western Asset Management 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Stout, Causey & Horning, P.A.
Sparks, Maryland
June 23, 2017

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2016	2015
Assets
Investments, at fair value:
Participant-directed investments	$169,760,530	$150,346,499
Participant self-directed brokerage accounts	9,725,758	7,872,335
Total Investments, at fair value (Note 2)	179,486,288	158,218,834
Receivables
Company contributions receivable	98,776	104,702
Notes receivable from participants	3,249,626	3,236,503
Participant contributions receivable	115,044	106,834
Total Receivables	3,463,446	3,448,039
Total Assets	182,949,734	161,666,873

Liabilities	—	—
Net Assets Available for Benefits	$182,949,734	$161,666,873
The accompanying notes are an integral part of these financial statements.

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Changes in Net Assets Available for Benefits Attributable to:
Contributions
Company	$4,833,507
Participants	7,904,262
Rollovers	440,639
Total Contributions	13,178,408
Investment income
Interest and dividend income	5,067,992
Net appreciation fair value of investments	9,182,011
Total Investment Income	14,250,003
Interest Income on Notes Receivable from Participants	132,975
Benefits Paid to Participants	(6,248,535)
Administrative Expenses	(29,990)
Net Increase in Net Assets Available for Benefits	21,282,861
Net Assets Available for Benefits:
Beginning of the Year	161,666,873
End of the Year	$182,949,734
The accompanying notes are an integral part of this financial statement.

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Notes to the Financial Statements
December 31, 2016

1. DESCRIPTION OF THE PLAN

The following description of The Western Asset Management 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Western Asset Management 401(k) Plan and Trust was established on January 1, 2011. Effective October 31, 2013, the Plan was amended to change the Plan name to The Western Asset Management 401(k) Plan. The Plan is a defined contribution plan covering substantially all U.S. employees of Western Asset Management Company (the Company) with the exception of leased and temporary employees. The Company is a wholly owned subsidiary of Legg Mason, Inc. (Legg Mason). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended effective January 1, 2017 (see Note 6). An employee becomes eligible to participate in the Plan after completing 1 hour of service. A full time participant is eligible to share in discretionary Company contributions and forfeitures on January 1st or July 1st following their date of employment. A part time participant is eligible on January 1st to share in discretionary Company contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year, or have retired, died, or become disabled during the Plan year.

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d) (3) of the Internal Revenue Code (the Code).

B.
A voluntary pre- and post-tax compensation deferral whereby the participant elects to defer amounts that then would be contributed by the Company to the Plan. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $18,000 for the year ended December 31, 2016. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

C.
Newly hired employees are automatically enrolled into the Plan with a 3% deferral rate that increases by 1% each year on their anniversary date and caps at 6%. Existing employees have the option to also elect the “automatic enrollment” feature. New hires that decide they do not want to automatically enroll have the option to change their deferral percentage or unwind their contributions within 90 days from their original eligibility date. Effective January 1, 2017, newly hired employees are automatically enrolled in the Plan with a 5% deferral rate that increases by 1% each year on their anniversary and caps at 8% (see Note 6).

Company Contributions

The Company, in accordance with the Plan document, has agreed to make a matching contribution of 100% of employee deferrals on the first 5% of employee qualified earnings. The Company match is primarily contributed to the Plan on a per payroll basis, however, the Plan also allows for a true-up provision at the end of the Plan year in accordance with Plan guidelines. Company matching contributions for the year ended December 31, 2016 totaled $4,833,507.

Additionally, the Company may make discretionary profit sharing contributions to the Plan. The Company did not make a discretionary profit sharing contribution for 2016.

Participant Accounts

Each participant’s account is participant directed and credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings/losses, and charged with administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the amount that has accumulated and vested in a participant’s account. The Plan allows an investment option of self-directed brokerage accounts.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Vesting in Company matching contributions and discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Percentage
Years of Service	Vested
0	0%
1	20%
2	40%
3	60%
4	80%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a partial Plan termination.

Forfeitures

Terminating participants of the Plan, are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and are used to pay Plan expenses or are used to reduce future Company contributions. As of December 31, 2016 and 2015, unallocated forfeitures totaled $44,118 and $44,709, respectively. During 2016, $50,000 in forfeitures were used to reduce Company contributions.

Payment of Benefits

Benefit payments are available to participants upon termination of employment, retirement, death, attainment of age 59 ½ or disability. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option, as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the participant may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 ½. There were no net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2016 and 2015.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000 less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing market rates at the time of loan issuance as determined by the Plan. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

Plan Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets, unless the Company elects to pay them. For the year ended December 31, 2016, the majority of expenses of the Plan were paid with Plan assets, of which $29,991 were paid by the funds’ revenue sharing arrangements with Merrill Lynch through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by Plan sponsors that do not want to pay Plan expenses themselves, however, want to ensure the participant fees are reasonable. The accounts are used to re-distribute excess Plan paid expenses to pay other expenses of the Plan. Such expenses are often indirect compensation in nature and are captured as a component of net appreciation (depreciation) in the accompanying statement of changes in net assets available for benefits. Loan and distribution fees are paid by the Plan and its participants. Investment related expenses are included in net appreciation (depreciation) in fair value of investments. Approximately $92,000 was reallocated to Plan participants from the ERISA account.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recently Issued Accounting Pronouncements and Accounting Changes

In July 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management elected to early adopt ASU 2015-12 Parts I and II during 2015 and it was applied retrospectively.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes certain disclosure requirements for investments that calculate net asset value per share and do not use the practical expedient. ASU 2015-07 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016, with earlier adoption permitted, and should be retrospectively applied to all periods presented. Management elected to early adopt ASU 2015-07 during 2015 and it was applied retrospectively.

Fair Value Measurement

FASB Accounting Standards Codification (ASC) ACS 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the closing price reported in the active market in which the funds are traded.

Unitized fund: Valued at fair value based on the unit value of the fund. Unit value is determined by the institution sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Money market deposit: Valued at amortized cost plus accrued interest, which approximates fair value.

Interest in common/collective trust: Valued at the NAV of shares held by the Plan at year-end.

Participant self-directed brokerage: Invested in publicly traded common stock, corporate bonds, and registered investment companies valued at the closing price of shares held by the Plan at year-end. Individual securities within the accounts are traded on an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies	$116,459,063	$—	$—	$116,459,063
Money market deposit	1,819,918	—	—	1,819,918
Participant self-directed brokerage	9,725,758	—	—	9,725,758
Total assets in the fair value hierarchy	128,004,739	—	—	128,004,739
Unitized Fund (a)	n/a	n/a	n/a	1,731,113
Interests in collective investment trusts (a)	n/a	n/a	n/a	49,750,436
Total investments, at fair value	$128,004,739	$—	$—	$179,486,288

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies	$145,049,853	$—	$—	$145,049,853
Money market deposit	1,406,832	—	—	1,406,832
Participant self-directed brokerage	7,872,335	—	—	7,872,335
Total assets in the fair value hierarchy	154,329,020	—	—	154,329,020
Unitized Fund (a)	n/a	n/a	n/a	1,960,412
Interests in collective investment trusts (a)	n/a	n/a	n/a	1,929,402
Total investments, at fair value	$154,329,020	$—	$—	$158,218,834

(a)
In accordance with ASC 820-10, certain investments that were measured at net asset value per share as practical expedient (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan adopted the updated GAAP valuation standard related to investments in certain entities that do not have a readily determined fair value. This guidance allows the fair value measurements for these funds’ investments to be based on reported net asset value (NAV) if certain criteria are met and establishes additional disclosures related to these investments. The Plan’s investments in the unitized fund and the common/collective trust are valued as a practical expedient based on the reported unit value as of year-end. Due to the nature of these investments, the redemption frequency is daily and there are no redemption notices or unfunded commitments. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset value.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. There were no allowance for credit losses as of December 31, 2016 or 2015, respectively. Delinquent notes are treated as distributions based on the terms of the Plan agreement.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure, except as disclosed in Note 6.

3. INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter, dated July 10, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, these provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2016 and 2015, respectively.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock unitized fund, which qualifies as a party-in-interest transaction. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by Merrill Lynch.

Sales of 19,624 units with aggregate proceeds of $435,059, and purchases of 28,614 units with an aggregate purchase price of $524,279 of the Legg Mason Common Stock Fund were made during 2016. The market value of the Legg Mason Common Stock Fund at December 31, 2016 and 2015 was $1,731,113 (93,997 units) and $1,960,412 (85,008 units), respectively.

Legg Mason Investor Services serves as distributor for the Western Asset funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Western Asset funds. The Western Asset funds in the Plan qualify as a party-in-interest transaction.

The Plan invests in shares of funds managed by Bank of America, N.A., the Custodian of the Plan. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6. SUBSEQUENT EVENTS

Effective January 1, 2017, newly hired employees are automatically enrolled in the Plan with a 5% deferral rate that increases by 1% each year on their anniversary and caps at 8%.

SUPPLEMENTAL SCHEDULE PROVIDED
PURSUANT TO THE DEPARTMENT OF LABOR’S
RULES AND REGULATIONS

THE WESTERN ASSET MANAGEMENT
401(k) PLAN
EIN#: 95-2705767
Plan #: 005
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) Cost	No. of Shares	(e) Current Value

	American EuroPacific Growth Fund, R6	Interests in Registered Investment Company	**	168,619	7,594,604
	American Growth Fund of America, R6	Interests in Registered Investment Company	**	161,551	6,793,225
	American Washington	Interests in Registered Investment Company	**	95,989	3,931,748
*	ClearBridge Aggressive Growth, Institutional Class	Interests in Registered Investment Company	**	32,593	6,748,763
*	ClearBridge Appreciation, Institutional Class	Interests in Registered Investment Company	**	61,975	1,290,941
*	ClearBridge Dividend Strategy, Institutional Class	Interests in Registered Investment Company	**	105,487	2,290,138
*	ClearBridge Mid-Cap Core- I	Interests in Registered Investment Company	**	60,852	2,115,840
*	ClearBridge Small Cap Fund, Institutional Class	Interests in Registered Investment Company	**	60,497	3,414,499
*	ClearBridge Small Cap Value Trust, Institutional Class	Interests in Registered Investment Company	**	88,716	2,034,260
*	ClearBridge Institutional Growth CL	Interests in Registered Investment Company	**	32,161	1,087,052
	Dodge and Cox Balanced Fund	Interests in Registered Investment Company	**	62,152	6,423,417
	Eaton Vance Income Fund of Boston, Institutional Class	Interests in Registered Investment Company	**	156,678	897,769
	Federated Total Return Bond Fund	Interests in Registered Investment Company	**	221,584	2,388,680
	Franklin Small-Mid Cap Growth R6	Interests in Registered Investment Company	**	77,978	2,688,707
*	Legg Mason Capital Management Opportunity Trust, Institutional Class	Interests in Registered Investment Company	**	297,211	6,101,754
*	QS International Equity FD Institutional Class	Interests in Registered Investment Company	**	267,904	3,777,453
*	Royce Pennsylvania Mutual Fund, Investment Class	Interests in Registered Investment Company	**	329,778	3,634,157
	T Rowe Price Small Cap Stock Fund	Interests in Registered Investment Company	**	295,077	13,257,854
	Templeton Global Bond Fund, Advisor Class	Interests in Registered Investment Company	**	167,345	2,001,456
	Templeton World Fund Advantage	Interests in Registered Investment Company	**	231,912	3,673,486
	Vanguard Target Retirement 2015 - Institutional	Interests in Registered Investment Company	**	20	293
	Vanguard Target Retirement 2020 - Institutional	Interests in Registered Investment Company	**	17,845	504,315
	Vanguard Target Retirement 2025 - Institutional	Interests in Registered Investment Company	**	56,789	928,505
	Vanguard Target Retirement 2030 - Institutional	Interests in Registered Investment Company	**	14,094	411,562
	Vanguard Target Retirement 2035 - Institutional	Interests in Registered Investment Company	**	75,003	1,330,570
	Vanguard Target Retirement 2040 - Institutional	Interests in Registered Investment Company	**	32,717	1,109,222
	Vanguard Target Retirement 2045 - Institutional	Interests in Registered Investment Company	**	72,129	1,362,521
	Vanguard Target Retirement 2050 - Institutional	Interests in Registered Investment Company	**	47,102	1,431,418
	Vanguard Target Retirement 2055 - Institutional	Interests in Registered Investment Company	**	5,213	171,560
	Vanguard Target Retirement 2060 - Institutional	Interests in Registered Investment Company	**	10,551	306,416
	Vanguard Target Retirement Income - Institutional	Interests in Registered Investment Company	**	28,985	371,303
*	Western Asset High Yield - Institutional	Interests in Registered Investment Company	**	198,878	1,579,098
*	Western Asset Inflation Indexed Plus Bond Fund, Institutional Class	Interests in Registered Investment Company	**	88,996	986,076
*	Western Asset Institutional Government Res Fund, Class A	Interests in Registered Investment Company	**	8,934,834	8,934,834
*	Western Asset Short Term Duration Income Fund	Interests in Registered Investment Company	**	1,229,304	6,601,367
*	Western Asset Total Return Unconstrained - Institutional	Interests in Registered Investment Company	**	166,083	1,722,287
*	Western Asset Corporate Bond Fund - Institutional	Interests in Registered Investment Company	**	271,966	3,317,994
*	Western Asset Short-Term Bond Fund - Institutional	Interests in Registered Investment Company	**	259,846	1,000,409
	William Blair Emerging Markets Growth - Institutional	Interests in Registered Investment Company	**	200,671	2,243,510
					116,459,063

*	Legg Mason Common Stock Fund	Unitized Fund	**	93,997	1,731,113

	Wells Fargo Stable Return Fund	Interest in Common/Collective Trust	**	76,998	3,991,579
*	ClearBridge Value Equity CIF R LM	Interest in Common/Collective Trust		456,534	8,327,181
	SSGA S&P 500 Index Fund	Interest in Common/Collective Trust	**	553,755	27,055,368
*	Western Asset Core Plus, Institutional Class	Interest in Common/Collective Trust	**	651,778	10,376,308
					49,750,436

	Retirement Bank Account	Money Market Deposit	**	—	1,819,918

	Self-Directed Brokerage	Participant Self-Directed	**	—	9,725,758

*	Participant Loans	Interest rates range from 4.25% to 6.00%, maturing through
		December 2021	0	N/A	3,249,626
					182,735,914
* Denotes a party-in-interest, as defined by ERISA
** Participant directed investment, therefore, no cost basis

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 23, 2017

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

By:	/s/ Regina Johnson
Regina Johnson
Head of Human Resources, Western Asset Management Company

EXHIBIT INDEX

Exhibit No.

23	Consent of Stout, Causey & Horning, P.A.